Mail Stop 4561

March 2, 2010

Paul Egan
President and Chief Executive Officer
Rahaxi, Inc.
Wicklow Enterprise Centre
Wicklow Town, Ireland

> **Re:** **Rahaxi, Inc.**
> **Form 10-K for the Fiscal Year Ended June 30, 2009**
> **Form 10-Q for the Quarterly Period Ended December 31, 2009**
> **File No. 000-28749**

Dear Mr. Egan:

  We have reviewed your response letter dated February 17, 2010 in connection with the above-referenced filings and have the following comments. If indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may raise additional comments. Unless otherwise noted, where prior comments are referred to they refer to our letter dated January 19, 2010.

Form 10-K for the Fiscal Year Ended June 30, 2009

Financial Statements

Consolidated Statements of Operations and Comprehensive Loss, page F-3

1. You indicate in response to prior comment 1 that the $1.1M write-off of the subscription receivable was charged against operations. As previously requested, explain the basis for your financial statement classification of the write-off, considering that this subscription receivable related to amounts due from stockholders. That is, tell us why the write-off is not considered a capital transaction and recognized as a reduction to additional paid-in capital.

Notes to Consolidated Financial Statements

Note 7. Intangible Assets, page F-14

2.   We note your response to prior comment 2. Please further explain what consideration you gave to events or changes in circumstances that may indicate that the carrying amount of your PLC customer relationship intangible may not be recoverable per paragraph 8 of SFAS 144. As previously requested, please tell us what consideration you gave to the declining revenue from your PLC segment as a result of projects being completed during 2009 without comparable replacement projects being initiated. Also, we note your statement in the response indicating that the economy in Ireland is beginning to recover. Please further clarify this in light of the disclosures on pages 5 and 7 of your Form 10-Q for the quarterly period ended December 31, 2009 that the economic conditions in Ireland are worsening. In addition, tell us what consideration you gave to the declining operating income of PLC in fiscal year 2009 and through the quarterly period ended December 31, 2009.

* * * * * * *

Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please submit all correspondence and supplemental materials on EDGAR as required by Rule 101 of Regulation S-T. If you amend your filing(s), you may wish to provide us with marked copies of any amendment to expedite our review. Please furnish a cover letter that keys your response to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing any amendment and your response to our comments.

You may contact Melissa Walsh, Staff Accountant, at (202) 551-3224 or me at (202) 551-3488 if you have any questions regarding the above comments.

Sincerely,

Stephen Krikorian
Accounting Branch Chief